SEC, Washington Exemption File No. 82-5079

Skandia

# Press Release

24 November 2003





...veavägen 44

## Skandia's Nominating Committee

Skandia's 2003 Annual General Meeting resolved that Skandia's Nominating Committee shall consist of six members, as follows: One representative for each of the four-largest shareholders (owner-groups), one representative for the small and medium-sized shareholders of Skandia, to be appointed by the Skandia Shareholders' Association or equivalent, and one representative for the policyholders of Skandia Liv, to be appointed by the Stockholm Chamber of Commerce. The representatives of the largest owners shall be appointed based on the ownership conditions of Skandia at the time the third-quarter interim report is released. The other members shall also be appointed at the same time.



The following persons have now been appointed for inclusion on the Nominating Committee ahead of the 2004 Annual General Meeting:

- Björn Wahlroos (Sampo), chairman
- Carl-Olof By (Industrivärden)
- Bo Eklöf (Robur)
- Ramsey Brufer (Alecta)
- Per Löfqvist (Skandia Shareholders' Association)
- Lars Öberg (Skandia Liv's policyholders)



Bengt Braun is a co-opted member of the committee.

According to the AGM's decision, the Nominating Committee's mandate is to draft and present recommendations for:

- the appointment of a person to serve as chairman of the Annual General Meeting
- directors' fees
- the number of directors
- election of directors
- auditors' fees
- election of auditors

Skandia Insurance Company Ltd (publ.)
Domicile: Stockholm
Reg.no: 502017-3083

# Press Release

Skandia

24 November 2003

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

**INTERIM REPORT**
**for the period January – September 2003 *)**

To facilitate comparisons, all information in this interim report is reported excluding the result for discontinued operations, unless stated otherwise.

## *THIRD QUARTER 2003 IN SUMMARY*

### A. BUSINESS DEVELOPMENT

- Sales amounted to SEK 18,952 million (18,425). Sales rose 11% in local currency.
- New sales rose 7% in local currency.
- Compared with the second quarter of 2003, sales decreased by 3% in local currency, mainly due to seasonal variations.

### B. OPERATING RESULT according to the embedded value method

- The group's operating result, excluding financial effects and items affecting comparability, was SEK 491 million (546). Financial effects amounted to SEK 168 million (-898), and items affecting comparability in the form of restructuring costs amounted to SEK -389 million (-).
- The group's operating result, including financial effects and items affecting comparability, was SEK 270 million (-352).

### C. RESULT according to Swedish GAAP

- The result before tax and items affecting comparability was SEK 171 million (-19). Items affecting comparability amounted to SEK -389 million (-).

### D. CASH FLOW

- Cash flow from operating activities improved slightly, to SEK -0.5 billion (-0.8), compared with SEK -0.8 billion for the second quarter of 2003.

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity, net asset value and capital employed as per September 2003 pertain to moving twelve-month figures. All comparison figures pertain to September 2002 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

*JANUARY – SEPTEMBER 2003 IN SUMMARY*

**A. BUSINESS DEVELOPMENT**

- Sales amounted to SEK 56,087 million (56,974). Sales rose 6% in local currency.
- New sales of unit linked assurance decreased by 2% in local currency.
- The net inflow in funds under management was SEK 34.3 billion (35.0).

**B. OPERATING RESULT according to the embedded value method**

- The group's operating result, excluding financial effects and items affecting comparability, was SEK 1,621 million (1,724).
- The group's operating result including financial effects and items affecting comparability was SEK 1,570 million (1,929).
- The operating result includes SEK -435 million in items affecting comparability (2,016) and SEK 384 million (-1,811) in financial effects.
- The profit margin for newly written unit linked assurance business for the year was 13.6% (13.6%).

**C. RESULT according to Swedish GAAP**

- The result before tax and items affecting comparability was SEK 383 million (352). Items affecting comparability amounted to SEK -435 million (2,016).
- Earnings per share were SEK -0.09 (2.71).
- The return on shareholders' equity, including items affecting comparability, was -1% (18%). Excluding items affecting comparability, the return was 3% (7%).

**D. CASH FLOW AND BALANCE SHEET**

- Cash flow from operating activities amounted to SEK -1.6 billion (-0.5).
- Borrowings decreased by SEK 5.4 billion, to SEK 4.2 billion, compared with the start of the year. After deduction for liquid assets, borrowings amounted to SEK 2.2 billion, net.
- Net asset value was SEK 26,645 million (27,033 at year-end 2002).
- Shareholders' equity amounted to SEK 13,983 million (15,238 at year-end 2002).

***JANUARY – SEPTEMBER 2003***
***Including discontinued operations***

- Sales through September amounted to SEK 66,780 million (92,306), including SEK 10,693 million (35,332) for discontinued operations. Sales excluding discontinued operations rose 6% in local currency.
- The result after tax was SEK -216 million (207). The result includes items affecting comparability and the result for discontinued operations, together totalling SEK -562 million (-541).
- Earnings per share were SEK -0.21 (0.20).

**Comments by Leif Victorin, President and CEO:**

- During the autumn, markets around the world were characterized by weak yet stable signs of recovery. The same can be said to summarize the trend in Skandia's key markets. Following a weak start of the year, sales – including new sales – have improved quarter-for-quarter and were also higher compared with the third quarter a year ago. Skandia's strong development in continental Europe continues, with Germany and Italy at the forefront. In the UK, where the life assurance industry has been experiencing a difficult period, we have capitalized on the rising interest in equity-related products. It is also worth noting that in terms of sales, Skandia has succeeded in maintaining its positions in Sweden, despite the intensive media debate on confidence there.

- Skandia has kept a sharp focus on reducing costs during the past year. Following the completion of a SEK 1 billion cost-cutting programme, this work has continued at an undiminished pace and with a high level of ambition. The effects of this are now beginning to show in the continuing result. It is especially gratifying to note that the impact of the measures we have carried out to date can be clearly seen in improved margins during the third quarter in the UK.

- Cash flow has improved compared with the second quarter of 2003, but is still not satisfactory. However, I expect that as the effects of continued cost-cutting and changes in product design begin to surface, this will gradually lead to a better balance in cash flow and the continuing result.

- Immediately after the Annual General Meeting this past spring, Skandia's board set in motion a strategic review of the company, its markets and its products. This work has now been completed. Strategic courses of action have been carefully considered, and today we have a very solid and well grounded idea about the wealth of opportunities that Skandia has for profitable growth through its own strength. The review of our markets and products has played an important role in this respect. Implementation of the measures identified in this review are in the advanced stages, and I believe above all that the focus on products with shorter pay-off times and sustainable growth will generate positive effects in the coming quarter.

- Today Skandia is a company that has been thoroughly analysed, and I am very happy with our chosen path. Using this strategic review as a springboard for the future, the Board has now named Hans-Erik Andersson as Skandia's new, permanent CEO, and I extend him a warm welcome as I hand him the baton.

The interim report is presented in five parts. The section on Business Development (A) contains an account of sales during the period and funds under management, among other things. The operating result for unit linked assurance according to the embedded value method and the result for the other business areas are presented in section B. The Result section (C) includes a discussion of the result before tax in accordance with Swedish GAAP as set out in the Swedish Annual Accounts Act for Insurance Companies. Cash flow and the balance sheet are discussed in section D. Section E describes events after the end of the period.

## A. BUSINESS DEVELOPMENT

### Sales and Funds Under Management (tables on pp. 14-16)

### *THIRD QUARTER 2003*

During the third quarter, sales rose 11% in local currency compared with the same period a year ago, to SEK 18,952 million (18,425).

In the UK, as in many other markets, the market for traditional life assurance has been hurt by the stock market decline in recent years, which has resulted in falling bonus rates for policyholders. This has led to rising interest during the year in equity-related products. Sales increased by 10% in the UK and by 21% for the Offshore Division.

In Sweden, traditional life assurance has been the subject of scrutiny and extensive criticism. Despite the negative publicity, sales in the key unit linked assurance product segment were largely unchanged. Sales for the mutual funds product area rose by 107%, however.

Sales in continental European markets rose 41% as a result of an attractive product offering and rising interest in the stock market.

Sales in Japan continued to fall due to changes in the product offering and a change in the sales focus of the single-largest distributor of Skandia's products. Skandia Australia sold its first products in July 2001, and the company has already achieved a sizeable market position in its market segment. Sales in Australia rose by nearly 400%. In Latin America, sales fell by 12%.

### *Third Quarter Compared with Second Quarter 2003*

Compared with the second quarter of 2003, sales decreased by 3% in local currency, mainly due to seasonal variations.

Combined sales in local currency increased by 6%, to SEK 56,087 million (56,974). The decrease in Swedish kronor is attributable to currency movements.

***Sales, Unit Linked Assurance***
Sales of unit linked assurance rose 4% in local currency, to SEK 39,743 million (40,576). New sales decreased by 2% in local currency (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

The market conditions in the UK improved gradually during the period. However, sales decreased by 8% in local currency, to SEK 12,018 million (14,427). For the Royal Skandia offshore operation, on the other hand, sales rose by 21% in local currency, to SEK 9,014 million (8,249). New sales in the UK and for Royal Skandia's offshore operation decreased on the whole by 7% in local currency.

Sales in Sweden fell by 9%, to SEK 6,549 million (7,204). New sales decreased by 10% due to lower sales of single-premium products in the private market and to a generally weak market. The corporate market is stable, however. The market share as per 30 September 2003 was 26% on a moving 12 month basis, compared with 29% on 31 December 2002. The market share for the third quarter of 2003 was at the same level as for the second quarter.

Sales in Germany rose 23% in local currency, to SEK 1,697 million (1,382). New sales increased by 30% in local currency. Italy is showing continued sales success through the launch of new products, and sales rose to SEK 4,211 million (1,136). Sales in the other European markets increased to SEK 3,391 million (2,358).

Sales in Japan decreased to SEK 1,860 million (4,798) due to a change in the sales focus of the single-largest distributor of Skandia's products.

***Sales, Mutual Fund Savings Products (Including Direct Sales)***
Compared with the same period a year ago, total sales rose 11% in local currency and amounted to SEK 15,211 million (15,131). This includes direct sales in Sweden, which increased by 20%, to SEK 2,301 million (1,918), with deposits via the Premium Pension Authority accounting for a one-time effect during the first quarter of 2003. Sales in the UK decreased by 23% in local currency, to SEK 5,069 million (7,230). Sales have developed particularly well in Australia, as well as in Spain.

*Sales, Life Assurance*
Sales of traditional life assurance, mainly pertaining to the Spanish operation, fell 14% in local currency, to SEK 773 million (928).

*Funds Under Management*
Fund values increased by 17%, net, compared with the start of the year, to SEK 299,413 million. Fund values are now at the same record level reported at the end of 2001. The increase is attributable to a continued positive net flow, totalling SEK 34.3 billion (35.0). Fund values also increased as a result of the stock market rise and decreased as a result of a recalculation to lower exchange rates.

Payments to unit linked policyholders amounted to 8.9% of assets under management (8.1% at year-end 2002) on a yearly basis. Of this amount, surrenders accounted for 6.8 percentage points, compared with 6.4 percentage points at year-end 2002. The increase is attributable to surrenders in specific product areas, where customers have chosen to cancel their accounts for rational reasons – primarily the stock market decline.

## B. RESULT AND PROFITABILITY (according to the embedded value method) (tables on pp. 14-15, 17-19 and 28-29)

### *THIRD QUARTER 2003*

*Result of Operations*
The result of operations for the group (operating result excluding financial effects and items affecting comparability) amounted to SEK 491 million (546). The result decline is mainly attributable to unit linked assurance.

*Operating Result*
The operating result (result before tax including the change in surplus value of unit linked business) including financial effects and items affecting comparability was SEK 270 million (-352). Financial effects were positive, at SEK 168 million (-898). Items affecting comparability totalled SEK -389 million and pertained to restructuring costs for measures taken in the Swedish and British operations.

### *JANUARY – SEPTEMBER 2003*

The result of operations for the group (operating result excluding financial effects and items affecting comparability) amounted to SEK 1,621 million (1,724). The operational return on net asset value was 8% (10%).

The operating result (result before tax including the change in surplus value of unit linked business) including financial effects and items affecting comparability was SEK 1,570 million (1,929). Financial effects pertain to the change in the present value of future revenues caused by developments in the capital markets. Financial effects had a positive impact on the operating result in the amount of SEK 384 million (-1,811).

***Exchange Rate Effects***

Sales were negatively affected by SEK 4,025 million, and the operating result was affected only marginally by exchange rate effects. Total assets decreased by SEK 21 billion compared with the start of the year as a result of currency movements.

***Operating Result, Unit Linked Assurance***

The result of operations decreased to SEK 2,107 million (2,233).

Following a weak start to the year, new sales showed a gradual recovery. Combined with cost-cutting measures, this entailed that the present value of new business for the year essentially stayed at the same level as a year earlier, at SEK 871 million (930). The estimated profit margin for newly written business was 13.6% (13.6%).

In Sweden the profit margin was essentially unchanged at 16.6%. Cost-savings offset the effect of lower sales volumes. In the UK the profit margin fell to 8.4% (11.4%). Lower sales resulted in poorer cost coverage, particularly during the first quarter of 2003. Measures taken to further adjust the cost level to the prevailing market conditions gave rise to an improvement in the profit margin during the third quarter.

In other markets, the profit margin increased on the whole to 19.0% (13.9%). Greater sales have contributed to improved cost coverage.

The return on the value of contracts sold in previous years was unchanged at SEK 1,315 million (1,347).

The actual outcome compared with operative assumptions and the change in operative assumptions together totalled SEK 18 million (9). The outcome compared with operative assumptions was adversely affected by a one-time affect caused by changed legislation in Italy and to some extent by surrenders in specific product segments, among other things.

On 24 September 2003, Skandia's board released a report prepared by Tillinghast Towers Perrin (Tillinghast) of Skandia's embedded value methodology, assumptions and calculations as at 30 June 2003. The review by Tillinghast shows that the embedded value numbers reported by Skandia are conservative in a number of areas.

If this conservatism was eliminated, this would have increased the embedded value reported as per 30 June 2003 by approximately SEK 1.7 billion. In addition, bringing the risk discount rates closer to levels generally used by other companies publishing embedded value would add another SEK 0.6 billion.

As is Skandia's normal practice, embedded value assumptions will be reviewed at year-end, at which time the Board will consider appropriate adjustments taking into account the Tillinghast review.

***Result, Mutual Fund Savings Products***
The result was SEK -152 million (-201). Revenues from funds under management have been hurt for some time by the prolonged stock market decline. The result improvement can be credited to cost-cutting measures and the recent rise in the stock market. Sales costs for mutual fund savings products are not deferred.

***Result, Life Assurance***
The result for life assurance, mainly pertaining to Spain, was SEK 44 million (114).

***Result, Other Businesses***
The result of operations for SkandiaBanken improved to SEK 132 million (17). The earnings improvement is mainly attributable to cost reductions and operational restructuring, but also to an improvement in net interest income. However, commission income decreased due to lower sales by the Advisory Business unit. Loan losses increased to SEK -31 million (-2), due to changed rules for making provisions compared with earlier years, which had entailed a dissolution of possible loan losses. However, loan losses remain low and amount to 0.11% (0.01%) of average lending volume. Deposits amounted to SEK 39.6 billion (35.6).

Investment income decreased to SEK 35 million (108). The result for "other businesses" was charged with costs for the group's Global Business Development unit, which is being discontinued.

The continuing result for Bankhall, a distribution network in the UK, amounted to SEK 50 million (62) excluding goodwill amortization of SEK 102 million (100). Since Skandia's acquisition of Bankhall, the number of Bankhall-affiliated IFAs has increased by approximately 15%, to 7,000. Bankhall is now the leading provider of support to IFAs in the British market.

***Cost-Cutting***
The decision was made in 2002 on a programme designed to cut costs by SEK 1 billion on a yearly basis. This programme has been carried out and entailed cuts of SEK 350 million in the unit linked assurance operations, SEK 300 million at SkandiaBanken Sweden, and SEK 350 million for

projects and joint-group expenses. The number of employees has decreased by approximately 400 as a result of these measures. The cost of the programme amounted to SEK 360 million, which resulted in a provision for restructuring costs during the fourth quarter of 2002. The remaining provision for these restructuring costs amounted to SEK 179 million as per 30 September 2003.

During the third quarter of 2003, the decision was made to implement additional cost-cutting measures that are expected to entail annual cost reductions of approximately SEK 200 million, with full effect in 2004. As a result, the number of employees will decrease by approximately 300. This gave rise to provisions of SEK 364 million for restructuring costs during the third quarter, including approximately SEK 50 million for severance pay and pension provisions for senior executives. The work on reducing costs is continuing in the Swedish operations and IT organization, as well as with respect to joint-group expenses.

***Joint-Group Expenses***

Joint-group expenses, which include management costs for joint-group functions and structural costs, increased to SEK 462 million (390). Structural costs, amounting to SEK 97 million (80), include costs for external advice in connection with the review of the group's strategy. These costs also include costs of SEK 33 million stemming from previous employment contracts in connection with the change of the group's CEO.

Management costs for joint-group functions amounted to SEK 365 million (310). These costs are covered in part through a contribution from the Swedish operations which is governed by an agreement. This contribution varies along with sales volume. Lower sales volumes entail poorer coverage of management costs, which explains why management costs have increased compared with the preceding year, despite cost-cutting measures.

## C. RESULT (according to Swedish GAAP)
## (tables on pp. 18-19 and 22-25)

### *JANUARY – SEPTEMBER 2003*

The result before tax and items affecting comparability, was SEK 383 million (352). Items affecting comparability amounted to SEK -435 million (2,016). (See also table on p. 29.). The stock market rise during past quarter is now beginning to have a positive effect on fees which, together with cost-cutting measures, is having a stabilizing effect on the result.

The result for the period after tax was SEK -89 million (2,764). In addition, the result after tax for discontinued operations was SEK -127 million (-2,557). Earnings per share were SEK -0.09 (2.71). The return on shareholders' equity, excluding items affecting comparability, was 3% on a moving 12-month basis (7%). The return on shareholders' equity including items affecting comparability was -1% (18%).

***Discontinued Operations***

Discontinued operations pertain to American Skandia and the banking operation in Switzerland. As previously announced, the decision was made during the third quarter of 2003 to wind up the banking operation in Switzerland, and the office was closed on 20 November 2003. The remaining part of Prudential Financial Inc.'s (USA) acquisition of American Skandia was settled on 9 September 2003. The result before tax for discontinued operations includes SEK -252 million (-109) for the bank in Switzerland and SEK 125 million (-2,599) for American Skandia (see also table on p. 29).

***Unit Linked Assurance (Income and Expense Analysis Table, pp. 18-19)***

The result before tax was SEK 869 million (861). In the unit linked assurance operations, continuing revenues – consisting mainly of fees on funds under management and paid-in premiums (gross contribution) – increased to SEK 4,743 million (4,543). The increase in revenues reflects the stock market trend and sales recovery during the second and third quarters of 2003.

Acquisition costs include all costs, both internal and external, that arise in connection with the sale of unit linked assurance products. Acquisition costs that are deferred (deferred acquisition costs) are amortized according to a schedule that corresponds to the estimated economic life, normally 10 years.

Acquisition costs increased as a result of higher sales volumes – with a higher share of regular-premium products – and amounted to SEK -4,068 million (-3,988). Skandia has a restrictive policy compared with its industry peers for deferral of these costs. When sales began to pick up during the second quarter of 2003, this resulted in higher acquisition costs, which are only partially deferred during the term of the contracts. This initially is having a dampening effect on the result.

Of the acquisition costs for unit linked assurance, approximately 63% – or SEK 2.5 billion – were deferred. Amortization of deferred acquisition costs amounted to SEK 1.6 billion. The change in deferred acquisition costs thus amounted to SEK 911 million (1,105). During the first quarter of 2002, the method for deferring these costs was adjusted, which had a favourable effect on the result during the first quarter of 2002. Administrative expenses for unit linked assurance amounted to SEK -835 million (-890).

## D. CASH FLOW AND BALANCE SHEET

***Cash Flow from Operating Activities During the Third Quarter of 2003***
Cash flow was negative in the amount of SEK 0.5 billion, compared with a negative cash flow of SEK 0.8 billion during the second quarter. The negative cash flow is partly due to a time lag in the settlement of outstanding balance sheet items.

Revenues from funds under management have begun rising again, however, they follow the stock market trend with a slight time delay at the same time that the increase in sales gave rise to higher commission payments.

Extensive work is being conducted to ensure that the initially negative cash flow which – by definition – arises in connection with the sale of unit linked assurance products, is covered more quickly by future fees and with a higher degree of certainty. This work has top priority and will – in pace with product development – lead to a better balance in cash flow from operating activities.

***Cash Flow from Operating Activities, January–September 2003***
Cash flow from operating activities amounted to SEK -1.6 billion (-0.8). Most of the negative cash flow pertains to the settlement of outstanding balance sheet items. In addition, cash flow from operating activities was slightly negative.

***Cash Flow from Investing Activities***
The net inflow, after deducting costs for and settlement of internal loans in connection with Prudential Financial's acquisition of American Skandia, amounted to SEK 4.2 billion. Investments in investment assets amounted to SEK 1.9 billion during the period.

***Cash Flow from Financing Activities***
Borrowings decreased by SEK 3.4 billion through the repayment of loans. Realized currency hedges made a positive contribution of SEK 0.9 billion to cash flow. The shareholder dividend amounted to SEK 0.3 billion.

***Balance Sheet***
Total assets amounted to SEK 320.6 billion (SEK 490.1 billion at year-end 2002). The decrease is due to American Skandia, which is no longer consolidated in the group, and currency movements. The group's borrowings amounted to SEK 4.2 billion, compared with SEK 9.6 billion at the start of the year. Liquid assets amounted to SEK 2.0 billion. Borrowings amounted to SEK 2.2 billion, net, after deduction for liquid assets.

Unconditional, unutilized credit facilities amounted to SEK 4.3 billion, compared with SEK 10.4 billion at the start of the year. The level of credit facilities has been decreased – and thus also the cost for these – and adjusted to the changed need for borrowing.

Skandia owns 19.36% of If P&C Insurance. The book value was unchanged compared with year-end 2002, at SEK 3.0 billion. If reported a result before tax of SEK 1,860 million for the period January–September 2003 (-2,684). The combined ratio for the insurance operations improved to 98.5% (104.3%). Skandia's share of If's net asset value amounted to SEK 3.6 billion.

*Net Asset Value and Shareholders' Equity*

Net asset value was SEK 26,645 million (SEK 27,033 million at year-end 2002), corresponding to SEK 26 per share (26). Shareholders' equity amounted to SEK 13,983 million (SEK 15,238 million at year-end 2002), or SEK 14 per share (15). Net asset value and shareholders' equity were affected by the strengthening of the Swedish krona in the amount of SEK -1,095 million and SEK -733 million, respectively. The group's investments in foreign subsidiaries are partially hedged. This offset the negative effect of the stronger krona by SEK 534 million.

*New Accounting Rules for Pension Commitments*

Starting in 2004, a new recommendation, RR 29, takes effect for accounting of employee benefits. This entails, among other things, a change in how certain pension commitments are to be calculated and disclosed.

The one-time effect of this change is to be reported directly against shareholders' equity. A preliminary estimation shows that Skandia's pension commitments are fully covered by existing provisions. The amount reported as per 1 January 2004 may need to be changed due to changes in interest rates and in the value of underlying assets during the final quarter of 2003.

## E. EVENTS AFTER THE END OF THE PERIOD

On 14 November 2003 it was announced that Hans-Erik Andersson has been named President and CEO of Skandia. Hans-Erik Andersson will take office on 1 January 2004, succeeding Leif Victorin.

Stockholm, 24 November 2003
Leif Victorin
President and CEO

----------------------------

For further information, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Swedish Financial Accounting Standards Council Recommendation RR20, Interim financial reporting. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2003, the interim report has been prepared in accordance with the same accounting principles as in the 2002 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet. In accordance with Swedish Financial Accounting Standards Council Recommendation RR 19, Discontinued operations, the US operation and the Swiss banking operation are reported separately.

Financial calendar:
27 February 2004, year-end report for the 2003 financial year
15 April 2004, Annual General Meeting

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Monday, 24 November 2003. In addition to the interim report, Skandia has also published the document *Financial Supplement Q3 2003* on www.skandia.com, under "Investor Relations/Reports and Events/Interim Reports". This document can also be ordered by phone.

**Skandia Insurance Company Ltd.**
Sveavägen 44
SE-103 50 Stockholm
Tel. +46-8-788 10 00
www.skandia.com
Public company (publ.) reg. no. 502017-3083

## GROUP OVERVIEW

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), under which Prudential Financial acquired American Skandia, has now been completed. In accordance with a decision made by Skandia's board of directors during Q3 2003, Skandia Bank Switzerland closed its office on 20 November 2003. The operations of American Skandia and Skandia Bank Switzerland are reported as discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations". For the sake of comparison, all information in this interim report pertains to *operations excluding American Skandia and Skandia Bank Switzerland, unless otherwise indicated.*

| SEK million | 2003 Sept. | 2002 Sept. | 2003 Q 3 | 2002 Q 3 | 2002 Dec. | Moving 12 month figures 2003 Sept. |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Unit linked assurance | 39,743 | 40,576 | 13,095 | 13,185 | 53,967 | 53,134 |
| Mutual funds | 12,910 | 13,213 | 5,219 | 4,147 | 16,963 | 16,660 |
| Direct sales of funds | 2,301 | 1,918 | 296 | 590 | 2,341 | 2,724 |
| Life assurance | 773 | 928 | 244 | 408 | 1,638 | 1,483 |
| Other businesses | 360 | 339 | 98 | 95 | 453 | 474 |
| **Total sales** | **56,087** | **56,974** | **18,952** | **18,425** | **75,362** | **74,475** |
| **Result summary** | | | | | | |
| Unit linked assurance (according to the embedded value method) | 2,107 | 2,233 | 625 | 724 | 3,027 | 2,901 |
| Mutual funds | -152 | -201 | -30 | -56 | -291 | -242 |
| Life assurance | 44 | 114 | 5 | 35 | 119 | 49 |
| Other businesses | 84 | -32 | 41 | -35 | -18 | 98 |
| Joint-group expenses, net | -462 | -390 | -150 | -122 | -569 | -641 |
| **Result of operations** | **1,621** | **1,724** | **491** | **546** | **2,268** | **2,165** |
| Financial effects, unit linked assurance (according to the embedded value method) | 384 | -1,811 | 168 | -898 | -2,267 | -72 |
| Items affecting comparability [2] | -435 | 2,016 | -389 | - | 1,566 | -885 |
| **Operating result** | **1,570** | **1,929** | **270** | **-352** | **1,567** | **1,208** |
| **Result summary (according to Swedish GAAP)** | | | | | | |
| Unit linked assurance | 869 | 861 | 305 | 159 | 1,289 | 1,297 |
| Mutual funds | -152 | -201 | -30 | -56 | -291 | -242 |
| Life assurance | 44 | 114 | 5 | 35 | 119 | 49 |
| Other businesses | 84 | -32 | 41 | -35 | -18 | 98 |
| Joint-group expenses, net | -462 | -390 | -150 | -122 | -569 | -641 |
| ***Pre-tax result before items affecting* comparability** | **383** | **352** | **171** | **-19** | **530** | **561** |
| Items affecting comparability [2] | -435 | 2,016 | -389 | - | 1,566 | -885 |
| **Pre-tax result** | **-52** | **2,368** | **-218** | **-19** | **2,096** | **-324** |
| Assets under management, SEK billion | 602 | 536 | | | 546 | |
| Funds under management, SEK billion | 299 | 251 | | | 255 | |
| Net asset value, SEK billion [1] | 27 | 35 | | | 27 | |
| Shareholders' equity, SEK billion | 14 | 20 | | | 15 | |

[1] For definition, see page 31.

[2] For specification see page 29.

## GROUP OVERVIEW - QUARTERLY ANALYSIS

| SEK million | 2003 Q 3 | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| Unit linked assurance | 13,095 | 14,077 | 12,571 | 13,391 | 13,185 |
| Mutual funds | 5,219 | 4,368 | 3,323 | 3,750 | 4,147 |
| Direct sales of funds | 296 | 632 | 1,373 | 423 | 590 |
| Life assurance | 244 | 253 | 276 | 710 | 408 |
| Other businesses | 98 | 116 | 146 | 114 | 95 |
| **Total sales** | **18,952** | **19,446** | **17,689** | **18,388** | **18,425** |
| **Total annualized new sales, unit linked assurance [1)]** | **2,075** | **2,259** | **2,073** | **2,318** | **2,064** |
| **Result summary** | | | | | |
| Unit linked assurance (according to the embedded value method) | 625 | 848 | 634 | 794 | 724 |
| Mutual funds | -30 | -54 | -68 | -90 | -56 |
| Life assurance | 5 | 7 | 32 | 5 | 35 |
| Other businesses | 41 | 50 | -7 | 14 | -35 |
| Joint-group expenses, net | -150 | -177 | -135 | -179 | -122 |
| **Result of operations** | **491** | **674** | **456** | **544** | **546** |
| Financial effects, unit linked assurance (according to the embedded value method) | 168 | 499 | -283 | -456 | -898 |
| Items affecting comparability | -389 | -46 | - | -450 | - |
| ***Operating result*** | **270** | **1,127** | **173** | **-362** | **-352** |
| **Result summary (according to Swedish GAAP)** | | | | | |
| Unit linked assurance | 305 | 172 | 392 | 428 | 159 |
| Mutual funds | -30 | -54 | -68 | -90 | -56 |
| Life assurance | 5 | 7 | 32 | 5 | 35 |
| Other businesses | 41 | 50 | -7 | 14 | -35 |
| Joint-group expenses, net | -150 | -177 | -135 | -179 | -122 |
| **Pre-tax result before items affecting comparability** | **171** | **-2** | **214** | **178** | **-19** |
| Items affecting comparability | -389 | -46 | - | -450 | - |
| **Pre-tax result** | **-218** | **-48** | **214** | **-272** | **-19** |

[1)] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

## ASSUMPTIONS FOR CALCULATING SURPLUS VALUES OF UNIT LINKED BUSINESS IN FORCE

| | Discount rate | | Fund growth [1] | | Inflation | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| % | 30 Sept. | 31 Dec. | 30 Sept. | 31 Dec. | 30 Sept. | 31 Dec. |
| UK | 8.20 | 8.00 | 5.70 | 5.50 | 3.70 | 3.50 |
| Sweden | 8.20 | 8.50 | 5.50 | 5.75 | 3.10 | 3.00 |

[1] Fund growth is indicated after deducting asset-based fees to fund companies.

## SENSITIVITY ANALYSIS, UNIT LINKED ASSURANCE

**Effect on operating result for unit linked assurance (before tax) of a one percentage point increase in interest-rate, growth and inflation assumptions**

| | | Effect on operating result (before tax) | | | |
|---|---|---|---|---|---|
| SEK million | Exposure VBIF [1] | Discount rate | Fund growth assumptions | Inflation assumptions | Total effect |
| UK | 9,762 | -437 | 185 | -143 | -395 |
| Sweden | 5,266 | -485 | 420 | -23 | -88 |
| Other markets | 5,794 | -280 | 185 | -87 | -182 |
| **Total** | **20,822** | **-1,202** | **790** | **-253** | **-665** |

| | |
|---|---|
| **One-time effect of a 1% decrease in stock market** | **-57** |
| **One-time effect of a 1% increase in stock market** | **+60** |

The difference in the one-time effect is due to a change in the tax situation for Skandia Life UK.

[1] Before deduction of taxes and deferred acquisition costs.

## TRADING ANALYSIS, UNIT LINKED ASSURANCE (according to the embedded value method)

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Total annualized new sales [1] | 6,407 | 6,858 | 9,176 |
| Present value of new business for the year | 871 | 930 | 1,241 |
| Return on value of contracts in force from previous years [2] | 1,315 | 1,347 | 1,988 |
| Outcome compared with operative assumptions | -68 | -153 | -438 |
| Change in operative assumptions | 86 | 162 | 376 |
| **Value-added from operations** | **2,204** | **2,286** | **3,167** |
| Business start-ups and other overheads | -97 | -53 | -140 |
| **Result of operations, unit linked assurance** | **2,107** | **2,233** | **3,027** |
| Financial effects [3] | 384 | -1,811 | -2,267 |
| **Operating result, unit linked assurance** | **2,491** | **422** | **760** |
| **Profit margin, new sales [4]** | **13.6%** | **13.6%** | **13.5%** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.
[2] Of which, financing costs SEK -17 million as per Sept. 2003, SEK -14 million as per Sept. 2002 and SEK -21 million as per Dec. 2002
[3] The effect on embedded value attributable to the fact that the change in the financial markets differs from the assumptions on fund growth and interest rate levels.
[4] Present value of new business for the year in relation to total annualized new sales.

## INCOME AND EXPENSE ANALYSIS UNIT LINKED ASSURANCE

| SEK million | 2003 9 mos. [1] | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Gross contribution | 4,743 | 4,543 | 6,421 |
| Acquisition costs | -4,068 | -3,988 | -5,584 |
| Administrative expenses | -835 | -890 | -1,264 |
| Change in deferred acquisition costs | 911 | 1,105 | 1,615 |
| ***Technical result*** | **751** | **770** | **1,188** |
| Investment income | 135 | 105 | 122 |
| Financing costs | -17 | -14 | -21 |
| **Pre-tax result (according to Swedish GAAP)** | **869** | **861** | **1,289** |
| Change in surplus value of unit linked business in force | 1,622 | -439 | -529 |
| **Operating result, unit linked assurance (according to the embedded value method)** | **2,491** | **422** | **760** |

[1] Including a cost allocation adjustment from administrative expenses to acquisition costs of SEK 80 million.

## NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

| | Annualized new sales | | | Present value of new business for the year | | | Profit margin, new sales | | |
|---|---|---|---|---|---|---|---|---|---|
| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
| UK [1] | 2,865 | 3,363 | 4,329 | 240 | 384 | 461 | 8.4% | 11.4% | 10.7% |
| Sweden | 1,748 | 1,932 | 2,554 | 291 | 329 | 433 | 16.6% | 17.0% | 16.9% |
| Other markets | 1,794 | 1,563 | 2,293 | 340 | 217 | 347 | 19.0% | 13.9% | 15.1% |
| **Total** | **6,407** | **6,858** | **9,176** | **871** | **930** | **1,241** | **13.6%** | **13.6%** | **13.5%** |

[1] In this context the UK pertains to businesses with head office in the UK and thus also includes Royal Skandia and the branch offices in Finland and Norway.

## TRADING ANALYSIS, UNIT LINKED ASSURANCE, QUARTERLY ANALYSIS (according to the embedded value method)

| SEK million | 2003 Q 3 | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
|---|---|---|---|---|---|
| Total annualized new sales [1] | 2,075 | 2,259 | 2,073 | 2,318 | 2,064 |
| Present value of new business for the year | 279 | 312 | 280 | 311 | 309 |
| Return on value of contracts in force from previous years[2] | 421 | 460 | 434 | 641 | 474 |
| Outcome compared with operative assumptions | -53 | -66 | 51 | -285 | -103 |
| Change in operative assumptions | 14 | 166 | -94 | 214 | 62 |
| **Value-added from operations** | **661** | **872** | **671** | **881** | **742** |
| Business start-ups and other overheads | -36 | -24 | -37 | -87 | -18 |
| **Result of operations, unit linked assurance** | **625** | **848** | **634** | **794** | **724** |
| *Financial effects* [3] | 168 | 499 | -283 | -456 | -898 |
| **Operating result, unit linked assurance** | **793** | **1,347** | **351** | **338** | **-174** |
| **Profit margin, new sales** [4] | **13.4%** | **13.8%** | **13.5%** | **13.4%** | **15.0%** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.
[2] Of which, financing costs SEK -9 million for Q3 2003, SEK -4 million for Q2 2003, SEK -4 million for Q1 2003, SEK -7 million Q4 2002 and SEK -5 million for Q3 2002
[3] The effect on embedded value attributable to the fact that the change in the financial markets differs from the assumptions on fund growth and interest rate levels.
[4] Present value of new business for the year in relation to total annualized new sales.

## INCOME AND EXPENSE ANALYSIS, QUARTERLY ANALYSIS UNIT LINKED ASSURANCE

| SEK million | 2003 Q 3 [1] | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
|---|---|---|---|---|---|
| Gross contribution | 1,652 | 1,415 | 1,676 | 1,878 | 1,252 |
| Acquisition costs | -1,496 | -1,312 | -1,260 | -1,596 | -1,344 |
| Administrative expenses | -219 | -311 | -305 | -374 | -280 |
| Change in deferred acquisition costs | 344 | 324 | 243 | 510 | 469 |
| **Technical result** | **281** | **116** | **354** | **418** | **97** |
| Investment income | 33 | 60 | 42 | 17 | 67 |
| Financing costs | -9 | -4 | -4 | -7 | -5 |
| ***Pre-tax result (according to Swedish GAAP)*** | **305** | **172** | **392** | **428** | **159** |
| Change in surplus value of unit linked business in force | 488 | 1,175 | -41 | -90 | -333 |
| **Operating result, unit linked assurance (according to the embedded value method)** | **793** | **1,347** | **351** | **338** | **-174** |

[1] Including a cost allocation adjustment from administrative expenses to acquisition costs of SEK 80 million.

## NEW SALES AND PROFIT MARGIN, PER GEOGRAPHIC AREA, QUARTERLY ANALYSIS, UNIT LINKED ASSURANCE

| | Annualized new sales | | | | |
|---|---|---|---|---|---|
| SEK million | 2003 Q 3 | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
| UK [1] | 1,063 | 972 | 830 | 966 | 1,027 |
| Sweden | 478 | 619 | 651 | 622 | 478 |
| Other markets | 534 | 668 | 592 | 730 | 559 |
| **Total** | **2,075** | **2,259** | **2,073** | **2,318** | **2,064** |

| | Present value of new business for the year | | | | |
|---|---|---|---|---|---|
| SEK million | 2003 Q 3 | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
| UK [1] | 103 | 77 | 60 | 77 | 118 |
| Sweden | 78 | 103 | 110 | 104 | 80 |
| Other markets | 98 | 132 | 110 | 130 | 111 |
| **Total** | **279** | **312** | **280** | **311** | **309** |

| | Profit margin, new sales | | | | |
|---|---|---|---|---|---|
| | 2003 Q 3 | 2003 Q 2 | 2003 Q 1 | 2002 Q 4 | 2002 Q 3 |
| UK [1] | 9.7% | 7.9% | 7.2% | 8.0% | 11.5% |
| Sweden | 16.3% | 16.6% | 16.9% | 16.7% | 16.7% |
| Other markets | 18.4% | 19.8% | 18.6% | 17.8% | 19.9% |
| **Total** | **13.4%** | **13.8%** | **13.5%** | **13.4%** | **15.0%** |

[1] In this context the UK pertains to businesses with head office in the UK and thus also includes Royal Skandia and the branch offices in Finland and Norway.

## STATEMENT OF CASH FLOWS

| SEK billion | Group excluding American Skandia and Skandia Bank Switzerland 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | American Skandia and Skandia Bank Switzerland (discontinued operations) 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | Group 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|---|---|---|---|---|---|
| Cash flow from operating activities [1] | -1.6 | -0.5 | -0.1 | 0.0 | 0.1 | 1.0 | -1.6 | -0.4 | 0.9 |
| Cash flow from investing activities [2] [3] | 4.0 | 5.3 | 6.0 | -1.8 | -0.6 | -0.7 | 2.2 | 4.7 | 5.3 |
| Cash flow from internal financing activities [4] | 0.0 | -1.9 | -1.1 | 0.0 | 1.9 | 1.1 | 0.0 | 0.0 | 0.0 |
| Cash flow from external financing activities [5] | -2.8 | -3.8 | -5.1 | -0.2 | -0.5 | -0.6 | -3.0 | -4.3 | -5.7 |
| **Net cash flow for the period** | **-0.4** | **-0.9** | **-0.3** | **-2.0** | **0.9** | **0.8** | **-2.4** | **0.0** | **0.5** |
| **Liquid assets at the start of the period** | **2.5** | **3.0** | **3.0** | **2.0** | **1.6** | **1.6** | **4.5** | **4.6** | **4.6** |
| **Exchange rate differences in liquid assets** | **-0.1** | **-0.1** | **-0.2** | **0.0** | **-0.3** | **-0.4** | **-0.1** | **-0.4** | **-0.6** |
| **Liquid assets at the end of the period** | **2.0** | **2.0** | **2.5** | **0.0** | **2.2** | **2.0** | **2.0** | **4.2** | **4.5** |

[1] Cash flow from operating activities is negatively affected by the increase in new sales of unit linked assurance products. This gives rise to an initial net payment by Skandia, which is offset by the revenues the company receives over the term of the policies.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investing activities. Cash flow has been affected by the direct yield from investments, but not by the unrealized changes in value these have had.

[3] Cash flow from investing activities includes the payment for the American Skandia transaction, net after deducting assumed loans. In addition, it also includes SEK 1.6 billion in investment assets. Prudential Financial's takeover of American Skandia's liquid assets of SEK 1.5 billion at the time of the acquisition has been reported as a negative item in cash flow from investing activities in American Skandia and thus does not affect cash flow for the group excluding American Skandia.

[4] The net amount of capital contributions and changes in internal loans to American Skandia prior to Prudential Financial's acquisition on 1 May 2003.

[5] Cash flow from financing activities includes the repayment of SEK 3.4 billion in loans and a positive cash flow of SEK 0.9 billion from currency hedging.

## NET ASSET VALUE

| SEK million | 2003 30 Sept. | 2002 31 Dec. |
|---|---|---|
| Shareholders' equity | 13,983 | 15,238 |
| Deferred taxes, net | 1,881 | 2,000 |
| Surplus value of unit linked business in force after deferred tax | 10,684 | 9,670 |
| Other surplus values | 97 | 125 |
| **Net asset value** | **26,645** | **27,033** |
| Subordinated loans | 849 | 1,058 |
| **Risk-bearing capital** | **27,494** | **28,091** |

## CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

| SEK million | Net asset value 2003 30 Sept. | Shareholders' equity 2003 30 Sept. | 2002 31 Dec. |
|---|---|---|---|
| **Opening balance** | **27,033** | **15,238** | **20,538** |
| Operating result/Result before taxes | 1,443 | -179 | -7,213 |
| Income taxes | -185 | -67 | 2,891 |
| Change in surplus value of bonds | -28 | - | - |
| Deferred tax on surplus value of unit linked business in force | -247 | - | - |
| New issue [1] | 1 | 1 | - |
| Dividend | -307 | -307 | -307 |
| Translation differences | -1,095 | -733 | -695 |
| Minority interests | 30 | 30 | 24 |
| **Closing balance** | **26,645** | **13,983** | **15,238** |

[1] New share issue in connection with stock option programme.

## STATEMENT OF CASH FLOWS, QUARTERLY ANALYSIS

| | Group excluding American Skandia and Skandia Bank Switzerland | | | | |
|---|---|---|---|---|---|
| | 2003 | 2003 | 2003 | 2002 | 2002 |
| SEK billion | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 |
| Cash flow from operating activities [1] | -0.5 | -0.8 | -0.3 | 0.7 | -0.2 |
| Cash flow from investing activities [2] | 0.5 | 3.4 | 0.1 | 0.4 | 0.7 |
| Cash flow from internal financing activities | 0.0 | 0.0 | 0.0 | 0.8 | -1.4 |
| Cash flow from external financing activities | -0.4 | -2.6 | 0.2 | -1.3 | 0.7 |
| **Net cash flow for the period** | **-0.4** | **0.0** | **0.0** | **0.6** | **-0.2** |
| **Liquid assets at the start of the period** | **2.3** | **2.5** | **2.5** | **2.0** | **2.2** |
| **Exchange rate differences in liquid assets** | **0.1** | **-0.2** | **0.0** | **-0.1** | **0.0** |
| **Liquid assets at the end of the period** | **2.0** | **2.3** | **2.5** | **2.5** | **2.0** |

| | American Skandia and Skandia Bank Switzerland (discontinued operations) | | | | |
|---|---|---|---|---|---|
| | 2003 | 2003 | 2003 | 2002 | 2002 |
| SEK billion | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 |
| Cash flow from operating activities | 0.0 | -0.1 | 0.1 | 0.5 | 0.1 |
| Cash flow from investing activities | 0.0 | -1.4 | -0.4 | 0.3 | -0.2 |
| Cash flow from internal financing activities | 0.0 | 0.0 | 0.0 | -0.8 | 1.4 |
| Cash flow from external financing activities | 0.0 | -0.1 | -0.1 | -0.1 | -0.2 |
| **Net cash flow for the period** | **0.0** | **-1.6** | **-0.4** | **-0.1** | **1.1** |
| **Liquid assets at the start of the period** | **0.0** | **1.5** | **2.0** | **2.2** | **1.1** |
| **Exchange rate differences in liquid assets** | **0.0** | **0.1** | **-0.1** | **-0.1** | **0.0** |
| **Liquid assets at the end of the period** | **0.0** | **0.0** | **1.5** | **2.0** | **2.2** |

| | Group | | | | |
|---|---|---|---|---|---|
| | 2003 | 2003 | 2003 | 2002 | 2002 |
| SEK billion | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 |
| Cash flow from operating activities [1] | -0.5 | -0.9 | -0.2 | 1.2 | -0.1 |
| Cash flow from investing activities [2] | 0.5 | 2.0 | -0.3 | 0.7 | 0.5 |
| Cash flow from internal financing activities | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Cash flow from external financing activities | -0.4 | -2.7 | 0.1 | -1.4 | 0.5 |
| **Net cash flow for the period** | **-0.4** | **-1.6** | **-0.4** | **0.5** | **0.9** |
| **Liquid assets at the start of the period** | **2.3** | **4.0** | **4.5** | **4.2** | **3.3** |
| **Exchange rate differences in liquid assets** | **0.1** | **-0.1** | **-0.1** | **-0.2** | **0.0** |
| **Liquid assets at the end of the period** | **2.0** | **2.3** | **4.0** | **4.5** | **4.2** |

[1] Most of the negative cash flow pertains to the settlement of outstanding balance sheet items. In addition, cash flow from operating activities was slightly negative. Revenues from funds under management have began rising again, however, they follow the stock market trend with a slight time-delay at the same time that the increase in sales gave rise to higher commission payments.

[2] Cash flow from investing activities was positively affected during the third quarter of 2003 by the final settlement of Prudential Financial's acquisition of American Skandia.

## PROFIT AND LOSS ACCOUNT (according to Swedish GAAP)

| SEK million | Group excluding American Skandia and Skandia Bank Switzerland | | | American Skandia and Skandia Bank Switzerland (discont'd operations) [6] | | | Group [6] | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
| **Technical account, property & casualty insurance business** | | | | | | | | | |
| Premiums earned, net of reinsurance | 345 | 321 | 434 | - | - | - | 345 | 321 | 434 |
| Allocated investment return transferred from the non-technical account | 25 | 29 | 21 | - | - | - | 25 | 29 | 21 |
| Claims incurred, net of reinsurance | -237 | -231 | -309 | - | - | - | -237 | -231 | -309 |
| Operating expenses | -145 | -123 | -164 | - | - | - | -145 | -123 | -164 |
| **Technical result, property & casualty insurance business** | **-12** | **-4** | **-18** | **-** | **-** | **-** | **-12** | **-4** | **-18** |
| **Technical account, life assurance business** | | | | | | | | | |
| Premiums written, net of reinsurance | 40,271 | 41,430 | 55,537 | 7,849 | 25,232 | 31,756 | 48,120 | 66,662 | 87,293 |
| Investment income, including unrealized changes in value | 23,885 | -46,046 | -44,563 | 5,625 | -39,248 | -32,798 | 29,510 | -85,294 | -77,361 |
| Claims incurred, net of reinsurance | -14,685 | -17,466 | -23,107 | -8,569 | -21,687 | -29,569 | -23,254 | -39,153 | -52,676 |
| Change in other technical provisions where the investment risk is borne by the life assurance policyholders | -45,849 | 24,076 | 15,535 | 402 | 38,805 | 34,059 | -45,447 | 62,881 | 49,594 |
| Operating expenses [1] | -4,068 | -3,867 | -5,295 | -751 | -4,907 | -5,882 | -4,819 | -8,774 | -11,177 |
| Change in CARVM offset | - | - | - | 11 | 299 | 566 | 11 | 299 | 566 |
| Other technical provisions | 1,249 | 2,762 | 3,209 | -4,367 | -1,026 | -1,116 | -3,118 | 1,736 | 2,093 |
| **Technical result, life assurance business** | **803** | **889** | **1,316** | **200** | **-2,532** | **-2,984** | **1,003** | **-1,643** | **-1,668** |
| **Non-technical account** | | | | | | | | | |
| Investment income, including unrealized changes in value | 350 | 372 | 509 | -88 | 556 | 448 | 160 | 559 | 510 |
| Financing costs | -128 | -193 | -224 | -246 | -588 | -723 | -272 | -412 | -500 |
| Mutual funds | -152 | -195 | -284 | -22 | -35 | -55 | -174 | -230 | -339 |
| Other operations | 107 | 26 | 46 | -252 | -109 | -164 | -145 | -83 | -118 |
| Amortization of goodwill | -123 | -153 | -246 | - | - | - | -123 | -153 | -246 |
| Structural costs | -97 | -80 | -136 | - | - | - | -97 | -80 | -136 |
| Joint-group management expenses | -365 | -310 | -433 | - | - | - | -365 | -310 | -433 |
| Items affecting comparability [2] | -435 | 2,016 | 1,566 | 281 | - | -5,831 | -154 | 2,016 | -4,265 |
| **Pre-tax result** | **-52** | **2,368** | **2,096** | **-127** | **-2,708** | **-9,309** | **-179** | **-340** | **-7,213** |
| Current and deferred tax | -67 | 373 | 604 | - | 151 | 2,287 | -67 | 524 | 2,891 |
| Minority interests in result for the period | 30 | 23 | 24 | - | - | - | 30 | 23 | 24 |
| **Result for the period** | **-89** | **2,764** | **2,724** | **-127** | **-2,557** | **-7,022** | **-216** | **207** | **-4,298** |
| **Key ratios** | | | | | | | | | |
| Average no. of shares before dilution, millions | 1,024 | 1,024 | 1,024 | - | - | - | 1,024 | 1,024 | 1,024 |
| Average no. of shares after dilution, millions [3] | 1,027 | 1,024 | 1,024 | - | - | - | 1,027 | 1,024 | 1,024 |
| Average no. of shares after full dilution, millions | 1,078 | 1,064 | 1,064 | - | - | - | 1,078 | 1,064 | 1,064 |
| Earnings per share before dilution, SEK | -0.09 | 2.71 | 2.50 | - | - | - | -0.21 | 0.20 | -4.20 |
| Earnings per share after dilution, SEK [4] [5] | -0.09 | 2.71 | 2.50 | - | - | - | -0.21 | 0.20 | -4.20 |
| Direct yield, % | - | - | - | - | - | - | 1.8 | 1.5 | 1.6 |
| Total return, % | - | - | - | - | - | - | 0.7 | -0.4 | -0.9 |

[1] Of which, change in DAC SEK 911 million as per Sept. 2003, SEK 1,106 million as per Sept. 2002 and SEK 1,615 million as per Dec. 2002 for the group excluding American Skandia.

[2] The American Skandia transaction was carried out according to set terms, which entails that the Skandia group is not affected by the result of American Skandia's operations in 2003. By means of the caption "items affecting comparability" as per Sept. 2003, totalling SEK 156 million, American Skandia's underlying result is balanced out in accordance with the above. In addition to this, SEK 125 million has been added to the result, pertaining to translation differences which has been realized upon completion of the American Skandia transaction. Since the accumulated translation differences have been transferred from retained earnings to profit for the year, total shareholders' equity is not affected.

[3] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2003 to the extent it has entailed any dilution.

[4] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[5] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

[6] The operations of American Skandia and Skandia Bank Switzerland are reported among discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations." This recommendation prescribes that discontinued operations are to be consolidated as usual according to the applicable rules, but also that disclosures about the operations are to be reported separately. Prudential Financial's acquisition of American Skandia was completed on 1 May 2003 and consequently, only the first 4 months of operations are included in the consolidated profit and loss account for the Skandia group. In accordance with a decision made by Skandia's board of directors during Q3 2003, Skandia Bank Switzerland was closed on 20 November 2003. The result of operations for Skandia Bank Switzerland is reported on the line "Other operations" in the profit and loss account. All other captions in the profit and loss account for the discontinued operations columns refer to American Skandia.

# GROUP EXCLUDING AMERICAN SKANDIA AND SKANDIA BANK SWITZERLAND

## OPERATING RESULT

SEK million

| 2003 9 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -37 | | 25 | | **-12** |
| Life assurance | 752 | | 51 | | | | | **803** |
| *Non-technical result* | | | | | | | | |
| Investment income | 134 | | | 139 | | -25 | | **248** |
| Internal interest [1] | | | | 102 | | | | **102** |
| Financing costs | -17 | 0 | | -111 | | | | **-128** |
| Change in surplus value of unit linked business in force | 1,622 | | | | | | | **1,622** |
| Mutual funds | | -152 | | | | | | **-152** |
| Other businesses | | | -1 | 108 | | | | **107** |
| Amortization of goodwill | | | -6 | -117 | | | | **-123** |
| Structural costs | | | | | -97 | | | **-97** |
| Joint-group management expenses | | | | | -365 | | | **-365** |
| Items affecting comparability | | | | | | | -435 | **-435** |
| **Operating result [2]** | **2,491** | **-152** | **44** | **84** | **-462** | **0** | **-435** | **1,570** |
| Of which, change in surplus value of unit linked business in force | -1,622 | | | | | | | **-1,622** |
| **Pre-tax result [3]** | **869** | **-152** | **44** | **84** | **-462** | **0** | **-435** | **-52** |

| 2002 9 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -33 | | 29 | | **-4** |
| Life assurance | 769 | | 120 | | | | | **889** |
| *Non-technical result* | | | | | | | | |
| Investment income | 106 | | | -74 | | -29 | | **3** |
| Internal interest [1] | | | | 369 | | | | **369** |
| Financing costs | -14 | -6 | | -173 | | | | **-193** |
| Change in surplus value of unit linked business in force | -439 | | | | | | | **-439** |
| Mutual funds | | -195 | | | | | | **-195** |
| Other businesses | | | | 26 | | | | **26** |
| Amortization of goodwill | | | -6 | -147 | | | | **-153** |
| Structural costs | | | | | -80 | | | **-80** |
| Joint-group management expenses | | | | | -310 | | | **-310** |
| Items affecting comparability | | | | | | | 2,016 | **2,016** |
| **Operating result [2]** | **422** | **-201** | **114** | **-32** | **-390** | **0** | **2,016** | **1,929** |
| Of which, change in surplus value of unit linked business in force | 439 | | | | | | | **439** |
| **Pre-tax result [3]** | **861** | **-201** | **114** | **-32** | **-390** | **0** | **2,016** | **2,368** |

[1] Includes internal interest income from American Skandia.
[2] According to the embedded value method.
[3] According to Swedish GAAP.

# GROUP INCLUDING AMERICAN SKANDIA AND SKANDIA BANK SWITZERLAND

## OPERATING RESULT

SEK million

| **2003** **9 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -37 | | 25 | | **-12** |
| Life assurance | 952 | | 51 | | | | | **1,003** |
| *Non-technical result* | | | | | | | | |
| Investment income | 46 | | | 139 | | -25 | | **160** |
| Financing costs | -263 | 0 | | -9 | | | | **-272** |
| Change in surplus value of unit linked business in force | 1,622 | | | | | | | **1,622** |
| Mutual funds | | -174 | | | | | | **-174** |
| Other businesses | | | -1 | -144 | | | | **-145** |
| Amortization of goodwill | | | -6 | -117 | | | | **-123** |
| Structural costs | | | | | -97 | | | **-97** |
| Joint-group management expenses | | | | | -365 | | | **-365** |
| Items affecting comparability | | | | | | | -154 | **-154** |
| **Operating result [1)]** | **2,357** | **-174** | **44** | **-168** | **-462** | **0** | **-154** | **1,443** |
| Of which, change in surplus value of unit linked business in force | -1,622 | | | | | | | **-1,622** |
| **Pre-tax result [2)]** | **735** | **-174** | **44** | **-168** | **-462** | **0** | **-154** | **-179** |

| **2002** **9 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -33 | | 29 | | **-4** |
| Life assurance | -1,763 | | 120 | | | | | **-1,643** |
| *Non-technical result* | | | | | | | | |
| Investment income | 662 | | | -74 | | -29 | | **559** |
| Financing costs | -602 | -6 | | 196 | | | | **-412** |
| Change in surplus value of unit linked business in force | -1,969 | | | | | | | **-1,969** |
| Mutual funds | | -230 | | | | | | **-230** |
| Other businesses | | | | -83 | | | | **-83** |
| Amortization of goodwill | | | -6 | -147 | | | | **-153** |
| Structural costs | | | | | -80 | | | **-80** |
| Joint-group management expenses | | | | | -310 | | | **-310** |
| Items affecting comparability | | | | | | | 2,016 | **2,016** |
| **Operating result [1)]** | **-3,672** | **-236** | **114** | **-141** | **-390** | **0** | **2,016** | **-2,309** |
| Of which, change in surplus value of unit linked business in force | 1,969 | | | | | | | **1,969** |
| **Pre-tax result [2)]** | **-1,703** | **-236** | **114** | **-141** | **-390** | **0** | **2,016** | **-340** |

[1)] According to the embedded value method.
[2)] According to Swedish GAAP.

## BALANCE SHEET SUMMARY

SEK billion

| Assets | Group 2003 30 Sept. | Group 2002 31 Dec. | American Skandia and Skandia Bank Switzerland (discontinued operations) [1] 2003 30 Sept. | American Skandia and Skandia Bank Switzerland (discontinued operations) [1] 2002 31 Dec. |
|---|---|---|---|---|
| Intangible assets | 2.7 | 3.1 | - | 0.0 |
| Shares in associated companies | 0.0 | 0.0 | - | - |
| Investments [4] | 24.6 | 24.5 | - | 4.0 |
| Investments, unit linked assurance | 234.1 | 391.4 | - | 189.9 |
| Reinsurers' share of technical provisions [2] | 0.6 | 10.4 | - | 15.2 |
| Assets in bank operations and finance companies | 43.4 | 39.4 | 0.1 | - |
| Debtors | 4.1 | 3.6 | - | 0.8 |
| Tangible assets | 0.4 | 0.7 | - | 0.2 |
| Cash at bank and in hand | 2.0 | 4.5 | - | 2.0 |
| Other assets | 0.0 | 0.0 | - | - |
| Deferred acquisition costs [2] | 8.1 | 11.7 | - | 4.2 |
| Other prepayments and accrued income | 0.6 | 0.8 | - | 0.1 |
| **Assets** | **320.6** | **490.1** | **0.1** | **216.4** |
| **Shareholders' equity, provisions and liabilities** | | | | |
| Shareholders' equity | 14.0 | 15.2 | - | 1.1 |
| Minority interests | 0.1 | 0.1 | - | - |
| Subordinated loans [3] | 0.8 | 1.1 | - | - |
| Technical provisions [2] | 22.6 | 20.9 | - | 0.8 |
| Provisions, unit linked assurance [2] | 226.0 | 376.5 | - | 183.7 |
| Liabilities in bank operations and finance companies [3] | 40.7 | 36.7 | 0.1 | - |
| Deferred tax liability | 2.2 | 2.5 | - | 0.1 |
| Other provisions | 1.8 | 7.2 | - | 5.2 |
| Borrowings [3] | 3.4 | 8.5 | - | 7.9 |
| Deposits from reinsurers | 1.3 | 12.0 | - | 15.5 |
| Other creditors | 6.4 | 6.4 | - | 0.8 |
| Reinsurers' share of deferred acquisition costs [2] | 0.0 | 0.5 | - | 0.7 |
| Other accruals and deferred income | 1.3 | 2.5 | | 0.6 |
| **Shareholders' equity, provisions and liabilities** | **320.6** | **490.1** | **0.1** | **216.4** |

[1] The operations of American Skandia and Skandia Bank Switzerland are reported among discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations." This recommendation prescribes that discontinued operations are to be consolidated as usual according to the applicable rules, but also that disclosures about the operations are to be reported separately. Prudential Financial's acquisition of American Skandia was completed on 1 May 2003 and consequently, the balance sheet for American Skandia as of 31 December 2002 is included in the consolidated balance sheet for the Skandia group for 31 December 2002 but not for 30 September 2003. In accordance with a decision made by Skandia's board of directors during Q3 2003, Skandia Bank Switzerland was closed on 20 November 2003. The balance sheet for Skandia Bank Switzerland is reported on the lines "Assets in bank operations and finance companies" and "Liabilities in bank operations and finance companies". All other lines in the balance sheet for the discontinued operations columns refer to American Skandia.

See next page for all other notes to the balance sheet summary.

## NOTES TO THE BALANCE SHEET SUMMARY

| SEK billion | Group 2003 30 Sept. | Group 2002 31 Dec. | American Skandia and Skandia Bank Switzerland (discontinued operations) 2003 30 Sept. | American Skandia and Skandia Bank Switzerland (discontinued operations) 2002 31 Dec. |
|---|---|---|---|---|
| **[2] Technical provisions, net, after deducting deferred acquisition costs** | | | | |
| Life assurance | 10.9 | 12.3 | - | - |
| Unit linked assurance | 228.2 | 362.7 | - | 165.8 |
| Property & casualty insurance | 0.8 | 0.8 | - | - |
| **Net as per balance sheet** | **239.9** | **375.8** | **-** | **165.8** |
| **[3] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.** | | | | |
| Borrowings as per balance sheet, including subordinated loans | 4.2 | 9.6 | - | 7.9 |
| Additional borrowings by finance companies and bank operations | 0.0 | 0.0 | - | - |
| **Borrowings, gross** | **4.2** | **9.6** | **-** | **7.9** |
| Less: subordinated loans in Skandia Insurance Company Ltd. | -0.8 | -1.1 | - | - |
| **Borrowings, net** | **3.4** | **8.5** | **-** | **7.9** |
| **[4] Investments, current value** | | | | |
| Investments as per balance sheet | 24.6 | 24.5 | - | 4.0 |
| Recalculation to current value | 0.6 | 0.6 | - | - |
| Cash at bank and in hand | 2.0 | 4.5 | - | 2.0 |
| Securities settlement claims, net | 0.0 | 0.0 | - | - |
| Accrued interest income | 0.2 | 0.3 | - | 0.0 |
| Debt derivatives | -0.3 | -0.3 | - | - |
| **Total** | **27.1** | **29.6** | **-** | **6.0** |
| Of which: | | | | |
| Investments, life assurance | 11.9 | 13.5 | - | - |
| Investments, unit linked assurance | 2.9 | 8.7 | - | 6.0 |
| Investments, mutual funds | 0.3 | 0.6 | - | - |
| Other investment assets | 6.9 | 5.4 | - | - |
| Currency derivatives | 0.9 | 1.4 | - | - |
| Deposits with ceding undertakings | 4.2 | - | - | - |
| **Total** | **27.1** | **29.6** | **-** | **6.0** |

## RESULT OF OPERATIONS, OTHER BUSINESSES

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Bankhall [1) 2)] | -52 | -38 | -52 |
| **UK** | **-52** | **-38** | **-52** |
| Global Business Development | -2 | -15 | -9 |
| ***UK & Asia Pacific*** | ***-54*** | ***-53*** | ***-61*** |
| SkandiaBanken [3)] | 132 | 17 | 41 |
| Lifeline [5)] | -34 | -33 | -37 |
| Other | -29 | -28 | 33 |
| **Sweden** | **69** | **-44** | **37** |
| Finance companies | 2 | 4 | 5 |
| **Denmark** | **2** | **4** | **5** |
| Other | -10 | -27 | -63 |
| Global Business Development | 0 | -25 | -26 |
| ***Europe*** | ***61*** | ***-92*** | ***-47*** |
| ***Global Business Development*** | ***-58*** | ***-97*** | ***-145*** |
| ***Treasury [4)]*** | ***65*** | ***91*** | ***110*** |
| ***Investment income [4)]*** | ***35*** | ***108*** | ***145*** |
| Asset Management | - | 11 | 15 |
| Other | 35 | | -35 |
| ***Unallocated*** | ***35*** | ***11*** | ***-20*** |
| **Total** | **84** | **-32** | **-18** |

[1)] Skandia acquired Bankhall in February 2002.

[2)] The result of operations for Bankhall was SEK 50 million before goodwill amortization of SEK 102 million as per Sept. 2003, SEK 62 million before goodwill amortization of SEK 100 million as per Sept. 2002 and SEK 85 million before goodwill amortization of SEK 137 million as per Dec. 2002.

[3)] **Profit and loss account, SkandiaBanken**

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Net interest income | 591 | 475 | 657 |
| Net commissions | 777 | 1,053 | 1,385 |
| Net result of financial transactions | 5 | 4 | 13 |
| Other operating income | 7 | 45 | 52 |
| **Total income** | **1,380** | **1,577** | **2,107** |
| Administrative expenses | -1,156 | -1,477 | -1,961 |
| Depreciation and write-downs | -35 | -38 | -50 |
| Other expenses | -26 | -43 | -46 |
| **Total expenses** | **-1,217** | **-1,558** | **-2,057** |
| Loan losses | -31 | -2 | -9 |
| **Result of operations** | **132** | **17** | **41** |

[4)] Group Treasury has been divided into Treasury and Investment income.

[5)] The result of operations for Lifeline as per Sept. 2003 is a result of the termination of a partnership.

## ITEMS AFFECTING COMPARABILITY

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Capital gain on sale of Skandia Asset Management (SAM) | - | 2,016 | 2,016 |
| Write-down of system development costs | -71 | - | -90 |
| Restructuring costs [1] | -364 | - | -360 |
| **Total** | **-435** | **2,016** | **1,566** |

[1] Restructuring costs for 2002 consist of SEK 308 million in payroll costs and SEK 52 million in other costs. Restructuring costs for 2003 consist of SEK 254 million in payroll costs and SEK 110 million in other costs.

## RESTRUCTURING RESERVE

| SEK million | |
|---|---|
| Restructuring costs 2002 | 360 |
| Utilization of restructuring reserve during 2002 | -52 |
| **Balance as of 31 December 2002** | **308** |
| Utilization of restructuring reserve from 2002 | -129 |
| Restructuring costs 2003 | 364 |
| Utilization of restructuring reserve from 2003 | -40 |
| **Balance as of 30 September 2003** | **503** |

## PRE-TAX RESULT, DISCONTINUED OPERATIONS

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| American Skandia | 125 | -2,599 | -9,145 |
| Skandia Bank Switzerland [1] | -252 | -109 | -164 |
| **Total** | **-127** | **-2,708** | **-9,309** |

[1] The result before tax for Skandia Bank Switzerland for Q3 2003 was SEK -109 million and for Q3 2002 SEK -50 million.

## JOINT-GROUP EXPENSES, NET

| SEK million | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
|---|---|---|---|
| Structural costs | -97 | -80 | -136 |
| Joint-group management expenses | -365 | -310 | -433 |
| **Total** | **-462** | **-390** | **-569** |

## STOCK OPTIONS

Of the total 13,333,300 stock options for 2003 that were approved by the Extraordinary General Meeting in May 2002, 2,000,000 pertain to programme A. The maximum grant of 11,333,300 options in programme B has been reduced by 3,833,300, pertaining to American Skandia as a result of Prudential Financial's acquisition of this business. In addition, programme B has been reduced by a further 3,000,000 options in accordance with a decision by the Board of Directors. A total of 6,160,500 options have been granted, including 1,660,500 options in programme A and 4,500,000 options in programme B. The current CEO has not been granted any options. Other senior executives have been granted 625,300 options. The exercise price for the 2003 programme is SEK 20.33.

In September 2003, 19,500 A options from the 2003 programme were subscribed by former Skandia employees. In connection with this, Skandia Umbrella Trust subscribed for 6,000 A options to cover social security costs.The subscription price was SEK 20.33 per share, and Skandia thus received SEK 518,000. In July 2003, all 1,131,483 outstanding A options in the 2000 programme expired. No shares were subscribed under this programme.

For further information on the stock option programmes for the years 2000–2003, please refer to the 2002 Annual Report.

## KEY RATIOS

| | Group excluding American Skandia and Skandia Bank Switzerland | | | Group | | |
|---|---|---|---|---|---|---|
| | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. | 2003 9 mos. | 2002 9 mos. | 2002 12 mos. |
| Earnings per share before dilution, SEK [1] | -0.09 | 2.71 | 2.50 | -0.21 | 0.20 | -4.20 |
| Earnings per share after dilution, SEK [1][2] | -0.09 | 2.71 | 2.50 | -0.21 | 0.20 | -4.20 |
| Operating result per share before dilution, SEK [3] | 1.53 | 1.89 | 1.37 | 1.41 | -2.25 | -9.23 |
| Net asset value per share, SEK | - | - | - | 26.03 | 33.74 | 26.41 |
| Shareholders' equity per share, SEK | - | - | - | 13.66 | 19.61 | 14.89 |
| Average share price, SEK | - | - | - | 22.33 | 44.34 | 38.59 |
| Closing share price, SEK | - | - | - | 24.40 | 13.60 | 23.20 |
| Operational return on net asset value % [4] | 8 | 10 | 8 | 5 | 8 | 5 |
| Return on adjusted net asset value, % [4] | 4 | 15 | 8 | -14 | 4 | -24 |
| Return on shareholders' equity, % [4] | -1 | 18 | 18 | -30 | 2 | -24 |

| | Parent company | |
|---|---|---|
| SEK million | 2003 30 Sept. | 2002 31 Dec. |
| Capital base | 7,651 | 8,473 |
| Solvency margin | 487 | 445 |

For definitions, see page 31.

[1] According to Swedish GAAP.

[2] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[3] According to the embedded value method.

[4] The return is based on moving twelve-month figures.

## EXCHANGE RATES

| SEK | 2003 30 Sept. | 2003 30 June | 2002 31 Mar. | 2002 31 Dec. | 2002 30 Sept. |
|---|---|---|---|---|---|
| EUR Closing rate | 9.01 | 9.19 | 9.25 | 9.14 | 9.16 |
| EUR Average rate | 9.17 | 9.18 | 9.20 | 9.15 | 9.17 |
| GBP Closing rate | 12.85 | 13.21 | 13.40 | 14.03 | 14.58 |
| GBP Average rate | 13.33 | 13.43 | 13.75 | 14.58 | 14.71 |
| USD Closing rate | 7.74 | 8.00 | 8.48 | 8.71 | 9.27 |
| USD Average rate | 8.26 | 8.32 | 8.58 | 9.72 | 9.94 |
| JPY Closing rate | 0.069 | 0.067 | 0.072 | 0.073 | 0.076 |
| JPY Average rate | 0.070 | 0.070 | 0.072 | 0.078 | 0.079 |

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2003 and 2002.

## Glossary

**Adjusted net asset value:** Consists of net asset value after deduction of net deferred taxes.

**Annualized new sales:** Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

**Acquisition costs:** Acquisition costs include all costs, both internal and external, that arise in connection with the sale of unit linked assurance products. Acquisition costs are to be deferred (deferred acquisition costs) and amortized according to a schedule that corresponds to the lifetime of the product.

**Assets under management:** The sum of customers' invested assets and the group's own investment assets, including investment assets in Skandia Liv.

**Capital employed:** Net asset value, borrowings for investments in subsidiaries and minority interests.

**Changes in operative assumptions:** Underlying assumptions are compared continously with the actual outcome. The assumptions are adjusted when necessary. A positive result means that previous assumptions were conservative.

**Financial effects:** Refers to the deviation of the present value of future revenues from assumptions on fund growth and interest rates, caused by changes in the financial markets.

**Funds under management:** Customers' invested assets in unit linked assurance, mutual funds and directly distributed funds.

**Gross contribution:** Unit linked assurance fees after deduction of necessary provision for actuarial risks.

**Net asset value:** Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

**Operating result:** Pre-tax result in accordance with Swedish GAAP, as set out in the Swedish Annual Accounts Act for Insurance Companies, plus changes in the surplus value of unit linked business in force.

**Outcome compared with operative assumptions:** A positive result indicates that the actual outcome for the period was better than previous assumptions, for new as well as existing business.

**Premiums earned:** Written premium attributable to the period, i.e., premiums written less outward reinsurance premiums, adjusted for the unearned portion of premiums.

**Premiums written:** Total premiums received during the period or taken up as a receivable at the end of the period.

**Result of operations:** The operating result for the core business, excluding financial effects in unit linked assurance and items affecting comparability.

**Surplus value of unit linked business in force (VBIF):** The present value of calculated future surpluses from the annual fees paid by policyholders according to contracts in force. The group's operating result includes the change in these surplus values for the period.

**Technical result, life assurance:** The balance on the technical account for life assurance, including direct investment income and changes in value of investments transferred from the non-technical account.

**Technical result, property & casualty insurance:** Premiums earned less claim costs and operating expenses, plus the allocated investment return transferred from the non-technical account.

**Value-added from operations (unit linked assurance)**: The result of operations for unit linked assurance excluding costs for establishment, other overheads and financial effects.

## Key Ratios

**Capital base:** For a life assurance operation, the capital base consists of paid-in share capital, half of unpaid share capital, other shareholders' equity less unrealized gains, and untaxed reserves.

**Direct yield:** Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

**Earnings per share:** Profit for the period divided by the average number of shares outstanding.

**Operational return on net asset value:** The result of operations for the last 12-month period in relation to average net asset value.

**Profit margin:** The present value of new business for the year in relation to total annualized new sales.

**Return on adjusted net asset value:** Operating result for the last 12-month period plus other changes in surplus value, less current and deferred taxes and minority shares, in relation to adjusted average net asset value.

**Return on shareholders' equity:** Result for the last 12-month period in relation to average shareholders' equity.

**Solvency margin:** The solvency margin is the minimum allowable level of a company's capital base as stipulated by current legislation. The solvency margin is calculated based on the nature and scope of business.

**Total return:** The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, expressed as a percentage of a weighted average of the current value of investments.